UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-14310

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2023

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GLASSBRIDGE ENTERPRISES, INC.
Full Name of Registrant

Former Name if Applicable

18 East 50th Street, FL7
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 by the prescribed due date because it requires additional time to finalize its financial statements to be included in such Form 10-K. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel Strauss	(212)	220-3300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report the following changes for the fiscal year ended December 31, 2023:

●	Revenue of $0.4 million in 2023, compared with revenue of $0.1 million in 2022.

●	Cost of sales was $0.1 million in 2023 and $0.0 million in 2022.

●	Selling, general and administrative expense was $4.8 million in 2023, up $1.7 million compared with $3.1 million in 2022. The increase is primarily due to legal fees in connection with the Cypress lawsuit and costs related to strategic business initiatives, including investments and acquisitions.

●	Operating loss was $4.5 million in 2023, compared to an operating loss of $3.0 million in 2022. The increase is primarily due to the same reasons as the increase in selling, general and administrative expenses.

●

Other expense was $0.6 million in 2023, compared with other expense of $0.0 million in 2022. Other income in 2023 primarily related to dividends on the preferred stock, which are mandatorily redeemable financial instruments and treated as debt, as such, any preferred annual returns and any changes in redemption value are being accrued and recorded as interest expense.

●	Net loss for 2023 was $5.1 Million compared to $3.0 in 2022 due to the items mentioned above.

●	Basic and diluted loss per share was $193.18 for 2023 compared with loss per share of $113.64 for 2022 due to items mentioned above.

In addition, the following events occurred in 2023 (1) Tacora Capital, LP invested a total of $50 million in the Registrant in 2023, (2) the Registrant purchased $6.1 million of Mortgage Servicing Rights and assumed related obligations from Greenway Mortgage Holding Corporation, and (3) the Registrant invested $4.3 million in marketable securities.

The amounts reported above are still under review by the Registrant’s accounting staff and independent registered public accounting firm and may differ materially once reported in the Form 10-K to be filed by the Registrant.

GlassBridge Enterprises, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 01, 2024	By:	/s/ Daniel Strauss
Daniel Strauss
Chief Executive Officer